Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 333-118257

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This document may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on September 16, 2004. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The joint proxy statement/prospectus was mailed to shareholders of Charles River and shareholders of Inveresk on or about September 17, 2003. Investors and security holders can obtain the documents free of charge at the SEC's website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

The following was distributed to holders of certain Inveresk options on October 19, 2004.

INVERESK RESEARCH GROUP, INC.	CHARLES RIVER LABORATORIES
11000 Weston Parkway	INTERNATIONAL, INC.
Cary	251 Ballardvale Street
North Carolina 27513	Wilmington
USA	Massachusetts 01887
USA

18 October 2004

To:	UK holders of unapproved options under the Inveresk 2002 Stock Option Plan (the "Unapproved Plan") who have been granted unapproved options after 27 June 2002 and who do not hold unapproved options with exercise prices of US$ 0.03, US$ 0.05 or US$ 0.40

Dear Optionholder

AGREED MERGER BETWEEN CHARLES RIVER LABORATORIES INTERNATIONAL, INC. AND INVERESK RESEARCH GROUP, INC.

1.

INTRODUCTION

On 1 July 2004, the boards of Charles River Laboratories International, Inc. ("Charles River") and Inveresk Research Group, Inc. ("Inveresk") announced that they had reached agreement on the terms of a merger (the "Merger"). The purpose of this notice is to explain the effect of the Merger on the stock options you hold under the Unapproved Plan (the "Option").

2.	SUMMARY OF THE TERMS OF THE MERGER

Under the terms of the Merger, Inveresk shareholders will receive:

	in respect of each share of Inveresk Common Stock	0.48 shares of Charles River Common Stock and US$ 15.15 in cash

3.

HOW DOES THE MERGER AFFECT MY OPTIONS?

As a result of the Merger, your outstanding Options under the Unapproved Plan will be automatically rolled over into options which are intended to be of equivalent value over Charles River Common Stock (the "Charles River Option").

The number of shares of Charles River Common Stock subject to your Charles River Option will be 0.8 times the number of shares of Inveresk Common Stock currently subject to your Inveresk Options (rounded down to the nearest whole number of shares of Charles River Common Stock). The terms of the rollover are intended to reflect the economic deal offered to Inveresk shareholders, based on the respective share prices shortly before the Merger was announced.

The exercise price of your Charles River Option will be equal to the exercise price of your Inveresk Option, divided by 0.8 (rounded to the nearest whole cent). As a result, the total amount payable on the exercise of your Charles River Option will remain the same as it would have been had you exercised your Option over Inveresk Common Stock, subject to rounding adjustments (although as there will be a smaller number of Charles River Common Stock subject to your Charles River Option, the exercise price per share will be higher).

Example

Assume you were granted an Option on 28 June 2002 over 10,000 shares of Inveresk Common Stock at an exercise price of USD 4 per share. The total amount payable on exercise is USD 40,000.

When your Inveresk Option is automatically rolled over, your Option will be over 8,000 shares of Charles River Common Stock at an exercise price of USD 5 per share. The total amount payable on exercise is USD 40,000.

The Charles River Options will continue to be governed by the Rules of the Unapproved Plan. In particular, the Charles River Options can be exercised at the same time and in the same circumstances as your Inveresk Options could have been exercised.

4.

NATIONAL INSURANCE ELECTIONS

You have entered into an NIC election with your employer to pay all of the employer's National Insurance arising on the exercise of your Inveresk Options (the "Inveresk NIC Election").

Charles River requires you to enter into a similar NIC election (the "Charles River NIC Election") in respect of your Charles River Options to transfer all of the employer's National Insurance that arises on the Charles River Option gain.

The Charles River NIC Election is enclosed for your completion.

5.

ACTION TO BE TAKEN

If you wish to exercise your Charles River Options after the Merger has become effective, then you must have completed the enclosed Charles River NIC Election and returned it to Doreen Davidson at Inveresk Research Group Limited, Elphinstone Research Centre, Tranent, Edinburgh EH33 2NE prior to exercise.

In order to be able to exercise your Options as soon as the Merger becomes effective, Doreen Davidson at Inveresk Research Group Limited, Elphinstone Research Centre, Tranent, Edinburgh EH33 2NE must have received your completed Charles River NIC Election prior to the Merger Date which is expected to be 20 October 2004.

Please note that if for any reason the Merger never becomes effective, your Inveresk Options will not be automatically rolled over and you will continue to hold your Options over shares of Inveresk Common Stock.

6.

TAX CONSEQUENCES

A summary of the tax consequences for holders of options under the Unapproved Plan who are tax resident in the United Kingdom is set out in the Appendix to this letter. If you are in any doubt about your own taxation position, you should consult your personal taxation adviser immediately.

Yours faithfully

Walter Nimmo	James C. Foster

For and on behalf of	For and on behalf of
INVERESK RESEARCH GROUP, INC.	CHARLES RIVER LABORATORIES
INTERNATIONAL, INC.

Notes:

(i)	Unless the context otherwise requires, words and expressions defined in the rules of the Unapproved Plan have the same meaning in this letter.

(ii)	In the event of any differences between this letter, the rules of the Unapproved Plan and the relevant legislation, the rules of the Unapproved Plan and the relevant legislation will prevail.

(iii)	The accidental omission to dispatch this letter, or any failure to receive the same by, any person whose options under the Unapproved Plan are rolled over, shall not invalidate the rollover in any way.

(iv)	As at the date of this letter, it is anticipated that the Merger will become effective on or about 20 October 2004. However, the Merger is subject to regulatory and shareholder approval and this date may change. If it does change, you will be notified accordingly.

APPENDIX

This Appendix contains a summary of the main UK tax implications of the automatic rollover of your Inveresk Options into Options over Charles River Common Stock upon the Merger becoming effective. The summary is based on existing law and on what is understood to be current Inland Revenue practice. The summary is intended as a general guide only and applies only to Optionholders resident for tax purposes in the UK. If you are in any doubt about your taxation position, or you are resident or otherwise subject to taxation in a jurisdiction outside the UK, you should consult your own duly authorised personal taxation adviser immediately.

When your existing Option over Inveresk Common Stock is rolled over into an Option over Charles River Common Stock no liability either to income tax or capital gains tax will arise at that time.

If you exercise your Option after it has been rolled over, income tax and employee's national insurance contributions ("NICs") will be payable on the option gain. You will also have to pay the employer's NIC arising on the option gain. As outlined in section 4.2 of the letter, the reason you are being asked to enter into the new NIC election is to ensure that you still pay employer's NICs on the same basis on the gain arising on the exercise of your Charles River Option as would have arisen on the exercise of your Inveresk Option had it not been rolled over.

On the sale of your Charles River Common Stock acquired on the exercise of your Charles River Option, you will make a disposal for capital gains tax purposes. To the extent that your sale proceeds exceed the market value of the shares of Inveresk Common Stock by reference to which you were charged to income tax and NIC on the exercise of your Inveresk Options, you will be liable to Capital Gains Tax (subject to an annual exemption of £8,200 for all your chargeable gains, as reduced by any allowable losses, from all sources for the 2004/2005 tax year).

If you exercise your Inveresk Option now before your Option is rolled over, income tax and employee's national insurance contributions ("NICs") will be payable on the option gain. You will also have to pay the employer's NIC arising on the option gain (to the extent that such liability has been passed to you).

On a sale of your Inveresk Common Stock acquired on the exercise of your Inveresk Option, you will make a disposal for capital gains tax purposes. To the extent that your sale proceeds exceed the market value of the shares of Inveresk Common Stock by reference to which you were charged to income tax and NIC on the exercise of your Inveresk Options, you will be liable to Capital Gains Tax (subject to an annual exemption of £8,200 for all your chargeable gains, as reduced by any allowable losses, from all sources for the 2004/2005 tax year).